

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2014

Via Email
Marc N. Kingry
Chief Financial Officer
Ottawa Savings Bancorp, Inc.
925 La Salle Street
Ottawa, IL 61350

Re: **Ottawa Savings Bancorp, Inc.**
Form 10-K for the Year Ended December 31, 2013
Filed March 25, 2014
File No. 000-51367

Dear Mr. Kingry:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Period Ended December 31, 2013

Item 13. Certain Relationships and Related Party Transactions, page 50

1. We note that the first paragraph reflects the Company's policy as it pertains to prospective banking transactions with officers and directors of the Company. Please tell us and revise future filings to add disclosure stating that all past transactions with officers and directors were made in accordance with the language set forth in Instruction 4(c) to Item 404 of Regulation S-K.

2. In future filings, please revise your representations to read "parties not related" to the Company, as opposed to "other persons," as required by Instruction 4(c)(ii) to Item 404 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Josh Samples at (202) 551-3199 or me at (202) 551-3491 with any questions.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director